UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-36708

Communications Sales & Leasing, Inc.

(Exact name of registrant as specified in its charter)

10802 Executive Center Drive
Benton Building Suite 300
Little Rock, AR 72211

(501) 850-0820

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.25% Senior Notes due 2023

(Title of each class of securities covered by this Form)

Common Stock, $0.0001 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 54.

Pursuant to the requirements of the Securities Exchange Act of 1934, Communications Sale & Leasing, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 3, 2017	Communications Sales & Leasing, Inc.

		By:	/s/ Daniel L. Heard
		Name:	Daniel L. Heard
		Title:	Executive Vice President, General Counsel and Secretary